UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

HAWAIIAN ELECTRIC COMPANY, INC.
(Exact name of registrant as specified in its charter)
Hawaii	99-0040500
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
1099 Alakea Street, Suite 2200, Honolulu, Hawaii	96813
(Address of principal executive offices)	(Zip Code)

Securities to be Registered Pursuant to Section 12(b) of the Act: N/A
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $6-2/3 per share	None

Item 1.     Description of Registrant’s Securities to be Registered.
This registration statement relates to the common stock, par value $6-2/3 per share (the “Common Stock”), of Hawaiian Electric Company, Inc. (“Hawaiian Electric”). Hawaiian Electric is authorized to issue 50,000,000 shares of Common Stock, in addition to 5,000,000 shares of Cumulative Preferred Stock, par value $20 per share, and 5,000,000 shares of Cumulative Preferred Stock, par value $100 per share (collectively, the “Preferred Stock”). Hawaiian Electric Industries, Inc. (“HEI”), Hawaiian Electric’s parent, owns 100% of the outstanding and authorized, fully paid and non-assessable Common Stock. There are 1,114,657 shares of Preferred Stock issued and outstanding. See Exhibit 4 to Hawaiian Electric’s Annual Report on Form 10-K filed on February 28, 2020 for a description of the Preferred Stock.
The following description of the Common Stock and the related provisions of Hawaiian Electric’s Amended Articles of Incorporation (as amended, the “Articles”) and Amended and Restated Bylaws (the “Bylaws”) are summaries and are qualified by reference to its Articles and Bylaws, which have been previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as exhibits to this registration statement, as well as to applicable Hawaii law.
Dividends. Subject to the restrictions referred to below and to the preferential rights of the Preferred Stock, dividends on the Common Stock will be paid, if and when as determined by the Board of Directors of Hawaiian Electric (the “Board”), out of funds legally available for this purpose. Hawaiian Electric may not declare or pay dividends on the Common Stock (or set apart any funds or assets for the payment of any such dividends, other than dividends consistently solely of Common Stock) unless full dividends then due on the Preferred Stock have been paid for the then-current and all previous periods, to the extent any such Preferred Stock is outstanding.
The ability of Hawaiian Electric to pay dividends or make other distributions to HEI, or to make loans or extend credit to or purchase assets from HEI, is subject to contractual, statutory and regulatory restrictions, including, without limitation, the provisions of an agreement with the Hawaii Public Utilities Commission (the “PUC”), as well as restrictions and limitations set forth in debt instruments and guarantees of HEI, Hawaiian Electric or their subsidiaries. See “Business - HEI Consolidated - Regulation” in HEI’s Annual Report on Form 10-K for the year ended December 31, 2024 for a more complete description of Hawaiian Electric’s ability to pay dividends or make other distributions to HEI.
Voting Rights. Except as otherwise provided by law and subject to the voting rights of holders of the Preferred Stock, to the extent any is outstanding, the holders of the Common Stock have the exclusive right to vote for the election of directors of the Board and for all other purposes. Holders of the Common Stock are entitled to one vote per share on all matters presented to shareholders. The Common Stock will vote together as a single class. At annual and special meetings of shareholders, a majority of the outstanding shares of Common Stock constitutes a quorum.
Liquidation Rights. After satisfaction of the preferential liquidation rights of any Preferred Stock, the holders of the Common Stock and entitled to share, ratably, in the distribution of all remaining assets.
Preemptive and Other Rights. The holders of Common Stock do not have preemptive rights as to additional issuances of Common Stock or conversion rights. The shares of Common Stock are not subject to redemption or to any further calls or assessments and are not entitled to the benefit of any sinking fund provisions.
Restriction on Purchases of Shares and Consequences of Substantial Holdings under Hawaii Law. Under provisions of Hawaii law regulating public utilities, not more than 25% of the issued and outstanding voting stock of certain public utility corporations, including Hawaiian Electric and its wholly owned electric utility subsidiaries, may be held, directly or indirectly, by any single foreign corporation or any single nonresident alien, or held by any person, without the prior approval of the PUC. The acquisition of more than 25% of the issued and outstanding voting stock of HEI in one or more transactions might be deemed to result in the holding of more than 25% of the Common Stock. In addition, HEI is subject to an agreement entered into with the PUC when Hawaiian Electric became a wholly-owned subsidiary of HEI. This agreement provides that the acquisition of HEI by a third party, whether by purchase, merger, consolidation or otherwise, requires the prior written approval of the PUC.
Item 2.     Exhibits.

Exhibit Number	Description
3.1	Certificate of Amendment to the Amended Articles of Incorporation of Hawaiian Electric dated June 29, 1987 (incorporated by reference to Exhibit 3.1 to Hawaiian Electric’s Annual Report on Form 10-K filed on March 31, 1989, File No. 1-4955).
3.2	Articles of Amendment to the Amended Articles of Incorporation of Hawaiian Electric dated December 21, 1989 (incorporated by reference to Exhibit 3.1(b) to Hawaiian Electric’s Annual Report on Form 10-K filed on March 27, 1990**, file No. 1-4955).
3.3	Articles of Amendment to the Amended Articles of Incorporation of Hawaiian Electric dated April 18, 1990 (incorporated by reference to Exhibit 3(i).4 to Hawaiian Electric’s Annual Report on Form 10-K filed on March 23, 1999, file No. 1-4955).
3.4	Articles of Amendment to the Amended Articles of Incorporation of Hawaiian Electric dated August 6, 2009 (incorporated by reference to Exhibit 3(i).4 to Hawaiian Electric’s Quarterly Report on Form 10-Q filed on August 7, 2009, file No. 1-4955).
3.5	Amended and Restated Bylaws of Hawaiian Electric dated August 9, 2010 (incorporated by reference to Exhibit 3(ii) to Hawaiian Electric’s Current Report on Form 8-K filed on August 9, 2010, file No. 1-4955).
** Date of transmittal letter to SEC.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Hawaiian Electric has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HAWAIIAN ELECTRIC COMPANY, INC.

Date: September 18, 2025	By:	/s/ Paul K. Ito
Name: Paul K. Ito
Title: Senior Vice President,
Chief Financial Officer and Treasurer
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